Exhibit 99.1

Recon Technology Announces Pricing of $8 million Registered Direct Offering

BEIJING, March 15, 2023 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") announced today it has entered into a securities purchase agreement with certain accredited investors on March 15, 2023 to purchase approximately $8 million worth of its Class A ordinary shares (or pre-funded warrants to purchase Class A ordinary shares in lieu thereof) in a registered direct offering, and Class A ordinary shares warrants in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 10,002,500 Class A ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 10,002,500 Class A ordinary shares in a concurrent private placement transaction. The pre-funded warrants have an exercise price of $0.01 per share and will be exercisable immediately upon the date of issuance until they are exercised in full. The pre-funded warrants will be issued to certain purchasers who have elected to purchase them in lieu of Class A ordinary shares in this offering, as those purchasers would otherwise have exceeded 9.99% (or such lesser percentage as required by the investor) beneficial ownership of our Class A ordinary shares immediately following the offering. The ordinary share warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.80. The ordinary share warrants will expire five and a half years from the date of issuance. The purchase price for one ordinary share (or pre-funded warrant in lieu thereof) and a corresponding ordinary share warrant will be $0.80. The gross proceeds to the Company from this registered direct offering are estimated to be $8 million before deducting the placement agent's fees and other estimated offering expenses.

In addition, ordinary share purchase warrants to purchase an aggregate of up to 8,814,102 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 will have the exercise price reduced to $0.80 in connection with this offering if such investors participate in this offering. The registered direct offering is expected to close on or about March 17, 2023, subject to the satisfaction of customary closing conditions.

Maxim Group LLC ("Maxim") is acting as the sole placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (SEC) dated December 2, 2022, and declared effective on January 5, 2023. A prospectus supplement related to the offering will be filed with the SEC and available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplements relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Recon Technology, Ltd.

Recon Technology, Ltd (NASDAQ: Recon) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation ("CNPC"), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several segmented markets of the oil and gas filed service industry. Recon also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: www.recon.cn.

Forward-Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, whether we will sign any additional contracts with the North China Branch, the final revenue from providing services to the North China Branch, actual results of our solutions in the field, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

SOURCE Recon Technology, Ltd